UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of November 2017

333-206723

(Commission File Number)

P.V. Nano Cell Ltd.

(Exact name of Registrant as specified in its charter)

8 Hamasger Street

Migdal Ha’Emek, Israel 2310102

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

2017 Annual Meeting of Shareholders

Attached hereto as Exhibit 99.1 is a copy of the Company’s proxy statement and form of proxy for its 2017 annual meeting of shareholders, which is being distributed to shareholders on or about November 23, 2017.

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Exhibit Index

Exhibit No.	Description

99.1	Proxy statement and form of proxy for the 2017 annual meeting of shareholders of P.V. Nano Cell Ltd.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

P.V. Nano Cell Ltd.

Date: November 22, 2017	By:	/s/ Fernando de la Vega
Name: Dr. Fernando de la Vega
Title: Chief Executive Officer

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